UniSource Energy Corporation
Tucson Electric Power Company
One South Church Avenue
Suite 100
Tucson, AZ 85701

June 29, 2006

Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and
  Exchange Commission
Washington D.C. 20549

            Re:  UniSource Energy Corporation
                Tucson Electric Power Company
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 3, 2006
                Form 10-Q for Fiscal Quarter Ended March 31, 2006
                File Nos. 1-13739 and 1-5924

Dear Mr. Allegretto:

On behalf of UniSource Energy Corporation (UniSource Energy) and Tucson Electric Power Company (TEP), we acknowledge receipt of your letter of May 24, 2006.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Data, page K-27

Non-GAAP Measures, page K-28

1.	Please revise your presentation of Adjusted EBITDA, a non-GAAP measure of liquidity, to present cash flows from operating, investing, and financing activities alongside it.

Response: In future filings in which we disclose Adjusted EBITDA we will present cash flows from operating, investing and financing activities alongside it.

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page K-31

Tucson Electric Power Company, page K-41

Liquidity and Capital Resources, page K-50

TEP Cash Flows, page K-50

2.
We note your presentation of Net Cash Flows after Capital Expenditures and Net Cash Flows Available after Required Payments, both non-GAAP measures of liquidity. Please revise your disclosure to include cash flows from operating, investing and financing activities alongside each measure. Also indicate that the non-GAAP measures should not be considered as an alternative to cash flows from operating activities, which is determined in accordance with GAAP, as a measure of liquidity.

Response:

In future filings in which we disclose Net Cash Flows after Capital Expenditures and Net Cash Flows Available after Required Payments, we will include cash flows from operating, investing and financing activities alongside each measure and will indicate that these non-GAAP measures should not be considered as an alternative to cash flows from operating activities, which is determined in accordance with GAAP, as a measure of liquidity.

Other, page K-66

Results of Operations, page K-66

Other Millennium Investments, page K-66

3.
Please explain in detail your consideration of FIN 46R as it relates to your equity method investments in which you are the sole provider of funding. If none, please clarify in future filings and advise. Otherwise, if you concluded that these investments are excluded from the scope of FIN 46R based on paragraph 4, please explain your reasoning in detail. Otherwise, tell us how you concluded such investments are not variable interest entities, with specific reference to your consideration of paragraphs 5(b)(2) and 5(c) of FIN 46R. Finally, with reference to the applicable accounting literature, please tell us your basis for your current accounting treatment of these investments.

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

Response:

FIN 46R application

ITN: We applied the equity method of accounting to our 49% equity investment in ITN from the date of our $3 million investment in ITN in July 2001 through June 2003. During this time period we were considered the sole provider of funding for ITN. In June 2003 Millennium exchanged its 49% interest in ITN for additional shares of Global Solar, increasing Millennium’s ownership interest in Global Solar to 99%. As we did not hold an interest in ITN after June 2003, FIN 46R did not apply to ITN. Millennium consolidated Global Solar for financial reporting purposes. We sold Global Solar in March 2006.

MicroSat: Millennium held an equity investment in MicroSat Systems, Inc. (MicroSat), in which, for accounting purposes, we were considered the sole provider of funding during 2003, 2004 and 2005. We sold our interest in MicroSat in January 2006.

MicroSat, a Colorado corporation, began operations in January 2001 to develop small-scale satellites under U.S. government contracts. When MicroSat was formed, the following “fair value” equity contributions resulted in INICA, Inc. owning 51% and Millennium having a 49% interest:

▪
Millennium contributed $10 million in equity contributions and agreed to provide $10 million in credit to MicroSat. Millennium owned preferred stock that had a preferred return, liquidation preference, and limited voting rights in relation to the common stock held by INICA.

▪	INICA contributed development contracts and net assets, less liabilities, which, at that time, was estimated at a “fair value” greater than $20 million; plus proprietary technologies.

However, for financial reporting purposes, in accordance with generally accepted accounting principles (GAAP), there was no “step-up” in reporting basis for the equity contributed by INICA. While ITN and MicroSat were newly formed entities, a step-up in basis did not appear appropriate based on AcSEC Issues Paper, “Joint Venture Accounting” which applied because UniSource Energy was a registrant. As we did not meet all of the 5 requisite criteria needed to have a step-up in basis for INICA’s non-cash contributions to MicroSat, INICA’s equity contributions were recorded at historical cost basis.

As a result, Millennium’s equity contribution was reflected as $10 million (cash) on the balance sheet. INICA’s equity contribution was reflected at less than $.2 million which was the carrying value of its recorded (GAAP) net assets.

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

As part of a 2002 restructuring, Millennium was relieved of its obligation to provide the $10 million in credit to MicroSat and its ownership interest was reduced to 35% (preferred stock). During the period that Millennium held an equity interest in MicroSat, MicroSat was able to sustain its operations without additional cash contributions beyond the original $10 million contributed by Millennium in 2001.

We did not conclude that our investment in MicroSat was excluded from the scope of FIN 46R under paragraph 4. However, we believe that our investment in MicroSat met the consolidation exception described in FIN 46R (5). Specifically, we believe we did not meet FIN 46R (5)(b)(2) and FIN 46R (5)(c) because INICA and Millennium had rights to expected losses and gains (based on the fair value of net assets (fair value of equity contributions)) proportional to their equity ownership.

We also noted, that due to immateriality, as outlined below, that the consolidation of MicroSat would not have a material impact on UniSource Energy’s financial statements.

	2005	2004	2003
	-Million of Dollars-
MicroSat Equity Earnings (Loss) recorded by Millennium	$(2)*	$3	$(2)
UNS Pre-Tax Income	$79	$80	$170
MicroSat Equity Earnings (Loss) as a Percentage of UNS Pre-Tax Income	2.5%	3.8%	1.2%
Millennium Equity Investment in MicroSat	$4 *	$6	$3
MicroSat Total Assets	$7	$6	$6
UniSource Energy Total Assets	$3,127	$3,176	$3,123
MicroSat Assets as a Percentage of UniSource Energy Total Assets	0.2%	0.2%	0.2%
MicroSat Net Assets	$6	$5	$6
UniSource Energy Net Assets	$617	$581	$556
MicroSat Net Assets as a Percentage of UniSource Energy Net Assets	1.0%	0.9%	1.1%

* Includes an impairment loss of approximately $1.4 million to write down the MicroSat investment to the value at which it was sold in January 2006.

Current Accounting Treatment

As we held more than 20% of ITN and MicroSat, we accounted for these investments using the equity method in accordance with APB 18.

INICA’s recorded equity contribution of less than $.2 million was eliminated by its proportional pick up of losses during 2001. This meant, according to APB 18 paragraph

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

19 (i); ARB 51, paragraph 15; and SOP 78-9, that Millennium should pick up 100% of the losses for financial reporting (GAAP) purposes as its $10 million cash equity contribution had become the “sole funding” for MicroSat’s operation.

UniSource Energy Corporation Consolidated Statements of Cash Flows, page K-85

4.
Please explain how you concluded operating activity classification was appropriate for the cash in- and out-flows associated with your Second Mortgage Indenture Deposit, which resulted in the release of $42 million in property from the lien of the mortgage indenture.

Response:

TEP’s 1992 mortgage indenture (the Mortgage) creates a lien on and security interest in most of TEP’s utility property. In October 2003, TEP transferred the rights to construct a third unit (Unit 3) at the Springerville Generating Station. In connection with the development of Unit 3, $42 million of property was required to be released from the Mortgage. However, the amount of property that could be released from the lien of the Mortgage was limited by TEP’s credit agreement that was in effect at the time (the Credit Agreement). The Credit Agreement was secured with bonds issued under the Mortgage and provided that TEP was only permitted to release property under the Mortgage with a value in excess of $25 million by depositing cash with the 1992 mortgage trustee in an amount equal to the value in excess of $25 million. As a result, to comply with the provisions of the Credit Agreement, TEP deposited $17 million with the 1992 mortgage trustee in October 2003. The Credit Agreement was subsequently refinanced in 2004 and the new credit agreement did not contain such a requirement. As a result, TEP withdrew the deposited monies from the 1992 mortgage trustee in accordance with the terms of the Mortgage.

SFAS 95 requires that all cash receipts and cash payments be classified in keeping with their nature as operating, investing, or financing.  If a receipt or payment does not result from an investing or financing activity, it is classified as operating. We did not consider the payment of the deposit an investing activity. The payment of the deposit was not a result of making a loan and the refund of the deposit was not associated with collecting a loan. There was no purchase or sale of debt or equity instruments of other companies, nor was any property, plant and equipment or other productive assets used in the production of goods or services acquired or disposed of.

In addition, we considered whether the payment constituted a financing cash outflow and concluded that, although the deposit was made with the 1992 mortgage trustee, it was not made to repay or settle an outstanding obligation, it did not constitute a cost of debt issuance and it did not represent any other financing activity such as obtaining equity from owners or providing owners with a return on, or return of, their investment.

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

Consequently, we considered the remaining alternative: present the deposit payment and subsequent receipt in operating cash flows. As described above, the deposit was made in connection with the transfer of development rights for Unit 3. Originally, TEP held the developments rights under the 1985 Project Development Agreement and subsequently transferred the rights at zero cost to its affiliate, UniSource Energy Development (UED), a wholly owned subsidiary of UniSource Energy. In 2003, UED received $43 million for the development of the Unit 3 project including the transfer of the related development rights. This $43 million of cash inflow was reported as cash flows from operating activities of UniSource Energy in 2003. The deposit of $17 million of cash with 1992 mortgage trustee was reported as a cash out-flow from operating activities of UniSource Energy and TEP in 2003 and represented 6.5% of cash flows from operating activities. The withdrawal of $17 million of cash from the 1992 mortgage trustee was reported as cash flows from operating activities in 2004 and represented 5.6% of cash flows from operating activities.

Based on the payment and subsequent receipt of the deposit not having definite characteristics of investing or financing activities, we concluded that in the absence of any specific guidance in SFAS 95, and considering the underlying events that drove the need to make the deposit, presentation of the deposit payment in operating activities was appropriate. In addition, the presentation is consistent with the presentation of the related cash receipts received for the development of the Unit 3 project presented in the consolidated UniSource Energy financial statements and is also consistent with the presentation of other performance deposits reported in the statement of cash flows.

Note 2.   Regulatory Matters, page K-103

TEP Rates and Regulation, page K-103

5.
As TEP is experiencing a revenue deficiency and is under a rate freeze until 2008, which may be extended until 2010, please describe what consideration you gave to the continued applicability of SFAS 71. In doing so, please specifically address how you believe your current regulated rates are designed to recover your specific costs of providing service as discussed in paragraph 5.b of SFAS 71. Further, tell us if you will be able to recover certain costs, such as unusual costs not contemplated in the determination of existing base rates, incurred during the rate freeze or upon completion of the freeze period. Also tell us how variances in fuel and purchased power costs are treated in rates during the rate freeze. Please be comprehensive in your analysis.

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

Response:

On November 30, 1999, the Arizona Corporation Commission (ACC) issued Decision No. 62103 approving a Settlement Agreement (Settlement Agreement) between TEP, the ACC, and other parties, that caused TEP’s service territory to be opened for retail competition in the Generation portion of its electric business. As a result, TEP’s operations were bifurcated into a cost-based rate-regulated Transmission and Distribution operation, and a non-cost-based rate-regulated Generation operation. In connection therewith, TEP discontinued applying Statement of Financial Accounting Standards No. 71 to the Generation operations, but has continued to apply SFAS 71 to its cost-based rate-regulated transmission and distribution operations. TEP’s retail electric rates are unbundled into specific components to recover transmission and distribution costs separately from those of generation, and were determined on the basis of cost of service. These unbundled rates appear on the face of the customer’s bill. TEP’s current transmission and distribution rates recover the costs associated with the transmission and distribution portion of the business and continue to meet the requirements of SFAS 71. The revenue shortfall of 16% cited on page K-104 results solely from the under-recovery of generation costs. As noted above, we do not report these generation operations following the accounting guidance in SFAS 71 and thus, the generation related revenue deficiency has no impact on our accounting treatment.

The Settlement Agreement found TEP’s service rates to be just and reasonable, and provided that they be capped through December 31, 2008. Implicit therein, was the expectation that the then current rates were adequate to cover the then current costs of providing service (the basic requirement of SFAS 71), as well as for the duration of the rate cap. The rate cap notwithstanding, the Settlement Agreement recognized that certain costs may change, and gave TEP the opportunity to request approval to adjust rates for changes in certain mandated transmission costs or for costs incurred in “the event of (a) conditions or circumstances which constitute an emergency, such as an inability to finance on reasonable terms, or (b) material changes in TEP’s cost-of-service for Commission-regulated services resulting from federal, tribal, state or local laws, regulatory requirements, judicial decisions, actions or orders.”

Fuel and purchased power costs are part of TEP’s Generation operations which are not accounted for following the tenets of SFAS 71. TEP currently charges fuel and purchased power costs to expense as incurred. TEP has no automatic adjustment mechanism in place to recover any costs in excess of amounts included in base rates from customers.

UNS Gas Rates and Regulation, page K-108

6.	You disclose that UNS Gas has an allowed rate of return of 7.49%, based on a blended cost of capital of 9.05%. We assume the blended cost of capital

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

represents your best estimate of your equity/debt costs and your regulatory body did not permit the full recovery of this return. If this is the case, it appears UNS Gas is not recovering its cost of capital. Please explain in detail how you concluded the criteria in paragraph 5.b of SFAS 71 were met. In this regard, please note footnote 1 of SFAS 71 states that allowable costs include amounts provided for earnings on shareholders’ investments.

Response:

The Arizona Corporation Commission has provided UNS Gas an allowed rate of return of 7.49% on the fair value rate base of $142 million. A 7.49% allowed rate of return on $142 million fair value rate base is equivalent to the allowed rate of return of 9.05% on the original cost (less depreciation) rate base of $118 million, which is equal to the price we paid for such rate base. The Arizona Corporation Commission is required under Section 14 of Article 15 of the Arizona constitution to determine the “fair value” of property for public service corporations doing business in Arizona. “Fair value” is determined by averaging (i) the original cost less depreciation of rate base as of a particular date and (ii) the reconstructed cost new less depreciation (RCND) value determined as of the same date. Then the rate of return originally computed by the Arizona Corporation Commission using historical cost is converted to a return on this derived “fair value” rate base.

The 9.05% allowed rate of return on original cost rate base, was derived from a cost of equity of 11.00% and a cost of debt of 7.75% (based on a capital structure of 60% debt and 40% equity). UniSource Energy did not pay a premium over Citizens Communications’ reported historical book value for these assets. Thus, UNS Gas rates were set to fully recover the cost of debt and provide an equity return.

These rates were established as part of the Arizona Corporation Commission Decision No. 66028 dated July 3, 2003, which allowed UNS Gas to increase annual revenues by $15.2 million, or approximately 20%.

We will clarify future disclosures to indicate that our allowed rate of return is 9.05% on our rate base of $118 million. We will delete the reference to the allowed rate of return on the fair value rate base of $142 million.

7.
Please explain why “Under Recovered Purchased Gas Costs-Unbilled Revenue” is presented as a reduction of total “Under Recovered Purchased Gas Costs Included on the Balance Sheet.” We would expect under recovered costs would increase this regulatory asset.

Response:

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

The schedule of deferred purchase gas costs reconciles the amounts that are reportable to the ACC, which reflect amounts to be recovered in billed revenues, to the amounts reported in the financial statements, which include estimated recovery of amounts to be collected in unbilled revenues. The first line “Under Recovered Purchased Gas Costs - Regulatory Basis as Billed” is the amount of under recovered deferred gas costs incurred, reported monthly to the ACC. The second line, “Under Recovered Purchased Gas Costs - Unbilled Revenue” is subtracted to reflect the expensing of previously deferred costs concurrent with the accrual of unbilled revenue.

We will revise the description of the portion related to unbilled revenue to more clearly describe the item as outlined below.

	December 31
	2005	2004
	-Millions of Dollars-
Under Recovered Purchased Gas Costs - Regulatory Basis as Billed to Customers	$16	$9
Estimated Purchased Gas Costs Recovered through Accrued Unbilled Revenues	(10)	(7)
Under Recovered Purchased Gas Costs (PGA) Included on the Balance Sheet	$6	$2

Note 5. Accounting For Derivative Instruments, Trading Activities and Hedging Activities, page K-116.

8.
With respect to your cash flow hedges, please disclose the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months. Refer to the requirements of paragraph 45(b)(2) of SFAS 133.

Response:

Our Quarterly Report on Form 10-Q for the first quarter of 2006 included revised disclosure of derivatives designated as cash flow hedges including a table that presented the current and non-current portion of the derivative assets and liabilities. Had we included a similar table in our Annual Report on Form 10-K, the following table would have been presented:

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

December 31,		December 31,
2005		2004
Trading Contracts	Cash Flow Hedges	Trading Contracts	Cash Flow Hedges
-Millions of Dollars-
Derivative Assets - Current	$2	$10	$1	$1
Derivative Liabilities - Current	(2)	(1)	-	-
Net Current Trading Assets	$-	$9	$1	$1

	December 31,		December 31,
	2005		2004
	Trading Contracts	Cash Flow Hedges	Trading Contracts	Cash Flow Hedges
	-Millions of Dollars-

Derivative Assets - Non-current	$-	$4	$-	$1
Derivative Liabilities - Non-current	-	(1)	-	-
Net Non-current Trading Assets	$-	$3	$-	$1

In future filings we will continue to present the current and non-current portions of cash flow hedges in the applicable table and, to add further clarification, the sentence outlined below (or another sentence of substantially equivalent disclosure) will be added immediately following the table.

“Amounts presented as Cash Flow Hedges, Derivative Assets - Current and Derivative Liabilities - Current, are expected to be reclassified into earnings within the next twelve months.”

Note 7. Utility Plant and Jointly-Owned Facilities, page K-123

9.	Please disclose accumulated depreciation associated with your regulated and unregulated assets separately.

Response:

The first table appearing in Note 7. Utility Plant and Jointly-Owned Facilities on page K-123 presents gross utility plant by functional category and Company. In future filings, after this table, we will add tables which reconcile this gross investment in utility plant to net investment in utility plant, segregated between regulated and non-regulated utility plant. Such a presentation as of December 31, 2005, would have appeared as follows:

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

	TEP			UNS Gas	UNS Electric	UniSource Energy Consolidated
2005	T&D	Gen*	Total Plant	Total Plant	Total Plant	All Other	TEP Gen*	Total Plant
	-Millions of Dollars-
Gross Plant in Service	$1,629	$1,233	$2,862	$180	$126	$1,935	$1,233	$3,168
Less Accumulated Depreciation and Amortization	817	561	1,378	10	20	847	561	1,408
Net Plant in Service	$812	$672	$1,484	$170	$106	$1,088	$672	$1,760

	TEP			UNS Gas	UNS Electric	UniSource Energy Consolidated
2004	T&D	Gen*	Total Plant	Total Plant	Total Plant	All Other	TEP Gen*	Total Plant
	-Millions of Dollars-
Gross Plant in Service	$1,566	$1,206	$2,772	$157	$104	$1,827	$1,206	$3,033
Less Accumulated Depreciation and Amortization	771	557	1,328	7	13	791	557	1,348
Net Plant in Service	$795	$649	$1,444	$150	$91	$1,036	$649	$1,685

* The ACC does not set rates on TEP’s generation operations on a cost-of-service basis, and, therefore, these operations are not accounted for under the tenets of SFAS71. Rates for the remaining utility operations appearing in this table are set by the ACC on a cost-of-service basis, and are accounted for under the tenets of SFAS71.

Note 9. Debt and Capital Lease Obligations, page K-127

Springerville Lease Debt, page K-128

10.
Please explain to us the structure of the Springerville capital lease and the nature of the related investment in Springerville lease debt securities. Further, with respect to the investment and capital lease obligation, please explain to us why no legal right of setoff exists.

Response:

TEP’s obligation under the Springerville Unit 1 Leases is to pay rent. Although the amount of rent was calculated to always be sufficient to pay scheduled debt service of the notes, the amount payable is the scheduled amount on the lease and TEP’s obligation to pay rent under the leases is not satisfied or discharged by virtue of TEP holding all or any of the notes. The obligation to pay the notes is the obligation of the owner trustee, not TEP’s, and there is no legal right of setoff. TEP’s rights as a holder of notes are the same as those of other note holders.

As a consequence, TEP pays the scheduled amount of rent payable under the leases without offset or deduction for any notes held by TEP. The indenture trustee collects

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

such payments and applies them first to scheduled debt service on the notes to the holders of the notes, including TEP.

Each of the Springerville Unit 1 Leases is structured the same. An owner trustee acting under a trust agreement for the benefit of an owner participant has acquired an undivided interest in Springerville Unit 1 and its related common facilities. Such undivided interest is leased to TEP. Taken together, TEP leases all of Springerville Unit 1 and a one-half undivided interest in the common facilities under the Springerville Unit 1 Leases. To finance a portion of an owner trustee’s cost of acquiring the undivided interest, the owner trustee issued notes to lenders under an indenture. TEP is liable for the payment of rent under the leases and is not liable on the notes issued by the owner trustee. However, the rent payable under the leases was calculated to be sufficient to pay all scheduled payments of principal and interest on the notes. To secure the notes, the owner trustee has granted the indenture trustee a security interest in the undivided interest and an assignment of and security interest in the lease of the undivided interest to TEP. TEP pays rent on a semi-annual basis. The rent is payable to the indenture trustee. The indenture trustee applies the rent received by it from TEP to pay principal and interest on the notes issued by the owner trustee and any portion of the rent remaining after payment of debt service is paid to the owner participant. The notes are scheduled to be amortized over the initial lease term.

TEP has made market purchases of notes underlying the Springerville Unit 1 Leases from time to time. At December 31, 2005, the unpaid principal amount of such notes held by TEP was approximately $91 million which represented approximately 28% of the aggregate unpaid principal amount of all notes underlying the Springerville Unit 1 Leases.

Note 11. Stockholders’ Equity, page 132

Dividend Limitations, page 132

11.
In light of the dividend restrictions placed on your subsidiaries, TEP, UNS Gas, and UNS Electric, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X.

Response:

In accordance with Rules 5-04 and 12-04 of Regulation S-X, condensed parent company financial information is required if the restricted net assets of consolidated subsidiaries exceed 25% of the consolidated net assets as of the end of the most recent fiscal year. Under Rule 4-08(e)(3) of Regulation S-X, restricted net assets includes amounts which may not be transferred to the parent company in the form of loans, advances, or cash dividends by the subsidiaries without the consent of a third party. Under Rule 4-08(e)(3),

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

where the restrictions on loans differ from the restrictions on dividends, the least restrictive should be used. As disclosed in Note 11 to the consolidated financial statements, TEP, UNS Gas and UNS Electric’s abilities to pay dividends to UniSource depends upon their compliance with certain loan covenants as well as meeting certain other regulatory requirements. At December 31, 2005, TEP, UNS Gas and UNS Electric were in compliance with all of their debt covenants and there were no regulatory restrictions limiting the payment of dividends or loans. The UNS Gas and UNS Electric debt covenants could limit the amount of dividends paid since their agreements contain a leverage covenant that is based on capitalization. However, those agreements do not limit UNS Gas or UNS Electric from making loans. The TEP credit agreement does restrict TEP from paying dividends and making affiliate loans if a default has occurred or would occur as a result of the dividend or loan. However, the financial covenants in the TEP credit agreement would not be violated by dividends or loans. At December 31, 2005, there are no restricted assets and therefore, we have concluded that Schedule I is not required.

Note 16. Share-Based Compensation Plans, page K- 142

Stock Options, page K-143

12.
Please revise your disclosed range of exercise prices so that the highest exercise price in a range is not greater than 150% of the lowest exercise price. Additionally, for each range presented, please disclose the number, weighted-average exercise price, and weighted-average remaining contractual life of options outstanding and the number and weighted-average exercise price of options currently exercisable. See paragraph 48 of SFAS 123.

Response:

We will revise our disclosure in future filings to show a range of exercise prices so that the highest exercise price in a range is not greater than 150% of the lowest exercise price. Additionally, for each range presented, we will disclose the number, weighted-average exercise price, and weighted-average remaining contractual life of options outstanding and the number and weighted-average exercise price of options currently exercisable.

Outlined below is an excerpt of the disclosure included in our Annual Report on Form 10-K for the year ended December 31, 2005 revised to incorporate these changes.

Exercise prices for stock options outstanding as of December 31, 2005 ranged from $11.00 to $33.50 summarized as follows:

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$11.00 - $15.94	728,726	3.7 years	$14.28	728,726	$14.28
$16.69 - $18.84	758,315	5.9 years	$18.01	750,843	$18.02
$33.55	50,000	9.7 years	$33.55	-	-

Item 9A. Controls and Procedures, page K-154

13.
You state that disclosure controls and procedures are “designed to ensure that information required to be disclosed in [your] periodic reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” In future filings, please also state, if true, whether your disclosure controls and procedures are designed to “ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing and in Form 10-Q for fiscal quarter ended March 31, 2006.

Response:

Our future filings will include a sentence which states that our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We hereby confirm that our conclusions regarding effectiveness would not change had such statements been included in our Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”) and in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (“March 2006 Form 10-Q”).

14.
We note your statement that “disclosure controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.” In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing and in Form 10-Q for fiscal quarter ended March 31, 2006.

Response:

In future filings, we will remove the reference to the level of assurance of our disclosure controls and procedures. We hereby confirm that our conclusions regarding effectiveness would not change had such statement been excluded from our 2005 Form 10-K and March 2006 Form 10-Q.

Exhibits 31 (a) and 31(b)

15.
In future filings, please revise your certifications to replace references to “annual report” with “report.” You may continue to refer to “annual report” in Item I of the certification. Note that the language of the certifications required by Section 302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K should not be altered.

Response:

In future filings, we will replace the references to “annual report” or “quarterly report” with “report” other than in item 1 of such certifications.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 3. Discontinued Operations - Sale of Global Solar, page 16

16.
In light of your ten-year option to repurchase between 5 and 10 percent of the common stock of Global Solar, please explain in detail how you meet the conditions in paragraph 42 of SFAS 144 to report Global Solar’s results of operations in discontinued operations. On a related matter, please tell us how you considered the repurchase option in calculating the loss on the sale of Global Solar.

Response:

Paragraph 42 of SFAS 144 provides two conditions that must be met in order to report the disposal of a component of an entity as discontinued operations: 1) the elimination of the component’s operations and cash flows from ongoing operations and 2) after

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

disposal, there cannot be any continuing involvement in the component’s operations. EITF 03-13 provides guidance for applying these conditions and was considered in concluding that Global Solar should be reported as a discontinued operation.

First, no direct cash flows will be recognized by UniSource Energy as a result of the revenue-producing or cost-generating activities of Global Solar after the disposal. Global Solar after the disposal is hereafter referred to as NewCo.

The option to purchase a number of shares of NewCo at some time in the future is considered contingent consideration and is dependent on certain trigger events occurring. A Trigger Event, as defined in the Option Agreement, includes a sale, lease, exchange or other transfer of the assets of NewCo, a merger or other transaction involving the disposition of securities of NewCo that results in the new owners holding less than a majority of the outstanding voting securities of NewCo, an initial public offering, the seventh anniversary of the sale of Global Solar or the date that the board of directors of NewCo declares a dividend that together with prior dividends has an aggregate value of $3,000,000. As provided in EITF 03-13, contingent consideration in a business combination is considered an indirect cash flow and if cash flows from the disposed entity are indirect, the cash flows are considered to be eliminated in accordance with the first criteria of paragraph 42 of SFAS 144.

Second, UniSource Energy does not have significant continuing involvement in NewCo. UniSource Energy did not retain any interest in NewCo and is not a party to a contract or other arrangement that enables UniSource to exert influence over NewCo’s operations or financial policies. Because UniSource Energy does not have the ability to influence the operating or financial policies of NewCo and retains no risk associated with its ongoing operations, we have concluded that UniSource does not have significant continuing involvement and meets the second criteria of paragraph 42 of SFAS 144.

The purchase price used in the calculation of the loss on the sale of Global Solar did not ascribe any value to the option to purchase NewCo shares upon the occurrence of a triggering event. Because of the uncertainty that a Trigger Event, as described above, would lead to receiving any additional value, we concluded that it would be appropriate to account for the option to purchase NewCo shares similar to accounting for contingent gains as prescribed by SFAS 5. That is, we would only recognize any benefit at the time it was received.

* * * *

Mr. James Allegretto
Securities and Exchange Commission
June 29, 2006

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (520) 745-3122. If for any reason, it would be useful to contact me by e-mail, my e-mail address is kkissinger@tep.com.

Very truly yours,

UNISOURCE ENERGY CORPORATION

By:_________________________________
Karen G. Kissinger
Vice President and Chief
Accounting Officer

TUCSON ELECTRIC POWER COMPANY

By:_________________________________
Karen G. Kissinger
Vice President and Chief
Accounting Officer